June 10, 2009

David L. Orlic
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: BellaVista Capital, Inc., Soliciting Materials pursuant to Rule 14a-12 filed June 2, 2009, and Definitive Additional Materials Filed June 5, 2009, File No. 000-30507

Dear Mr. Orlic:

Thank you for your letter dated June 9, 2009, regarding our proxy materials. I will respond to the questions you asked in your letter in the order in which you posed them.

1.	We will, and apologize for the missing cover page.

2.
We believe that all of the statements we made in our soliciting materials filed under Rule 14a-12 were neither false nor misleading under Rule 14a-9.  Furthermore, we believe that the statements fall within the disclosure standards enunciated in the notes to Rule 14a-9.  With respect to your comment, we provide the following response: We did not make any claims about the results, only that we had had a positive response from shareholders who had called us to ask questions.  That is a true statement, and we did not say that anyone would grant us a proxy (we had not yet sent the proxies, of course).  We confirm, however, that we will not make statements about the results of the solicitation prior to the conclusion of the solicitation.

3.	We believe that a reasonable factual basis exists for each of the statements we made. In response to your bullets, we provide the following response:

•
We stated in our Soliciting Materials pursuant to Rule 14a-12 filed May 12, 2009, that “Other than Jeff Black, none of the members of BellaVista’s Board appears to have any real estate experience.  According to the biographies furnished by BellaVista in its Annual Report, the rest of the Board’s professional experience in Real Estate appears to be nonexistent.”  We believe the reference to “inexperience” was self-evidently referring to our prior statement.  In future filings, we will make the connection to supporting or explanatory statements more clear.

•
The term “failures,” we believe, self-evidently refers to the dramatic decline in the value of BellaVista’s assets and the failure to implement the business plans as predicted.  “Entrenchment” refers to the board’s response to our proposal—they rejected our proposal in favor of keeping their positions.  Again, we will in future materials make the meaning and support more clear.

4.      In rereading the description, we understand that it isn’t necessarily clear that the same institution granted all three degrees to Ms. Simpson.  We will clarify that in any further filings.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from us a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require us to make statements that might prejudice our right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments.  Thank you.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mpfi.com